Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 9, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2023 (Q1 2023 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2022 dated March 2, 2023 (BCE 2022 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 3, 2023, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2022 dated March 2, 2023 (BCE 2022 AIF) and recent financial reports, including the BCE 2022 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2023 and 2022.

Caution regarding forward-looking statements

This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.1, Bell CTS – Key business developments and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to BCE’s 2023 annualized common share dividend, BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, the expectation that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023, the proposed acquisition of FX Innovation and the benefits expected to result therefrom, our environmental, social and governance (ESG) objectives, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 3, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of general economic conditions and of geopolitical events, which are difficult to predict, we believe that our assumptions were reasonable at May 3, 2023. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with geopolitical events and the COVID-19 pandemic; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the

1

MD&A

failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2022 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2022 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2022 Annual MD&A, which section 6 is incorporated by reference in this cautionary statement. Please also see section 7, Competitive environment in this MD&A for an update to the risk factors relating to our competitive environment described in the BCE 2022 Annual MD&A, which section 7 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment and in section 7, Competitive environment in this MD&A, the risks described in the BCE 2022 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2023 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE 2022 Annual MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 3, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

2	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1	Overview

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.

1.1	Financial highlights

BCE Q1 2023 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,054	$788	$2,538

million	million	million
+3.5% vs. Q1 2022	(15.6%) vs. Q1 2022	(1.8%) vs. Q1 2022

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$725	$772	$1,247	$85

million	million	million	million
(17.3%) vs. Q1 2022	(4.8%) vs. Q1 2022	(27.3%) vs. Q1 2022	(88.1%) vs. Q1 2022

BCE customer connections

Total mobile phones (2)	Retail high-speed	Retail TV (4)	Retail residential network
	Internet (3) (4)		access services (NAS) lines (4)
+4.3%	+8.2%	+0.1%	(5.1%)

9.9 million subscribers	4.3 million subscribers	2.7 million subscribers	2.1 million subscribers
at March 31, 2023	at March 31, 2023	at March 31, 2023	at March 31, 2023

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 9.3, Total of segments measures and section 9.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)	In Q1 2023, we adjusted our mobile phone postpaid subscriber base to remove older non-revenue generating business subscribers of 73,229.

(3)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(4)

In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

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1 MD&A Overview

BCE income statements – selected information

	Q1 2023	Q1 2022	$ change	% change

Operating revenues

Service	5,222	5,177	45	0.9%

Product	832	673	159	23.6%

Total operating revenues	6,054	5,850	204	3.5%

Operating costs	(3,516)	(3,266)	(250)	(7.7%	)

Adjusted EBITDA	2,538	2,584	(46)	(1.8%	)

Adjusted EBITDA margin (1)	41.9%	44.2%		(2.3) pts

Net earnings attributable to:

Common shareholders	725	877	(152)	(17.3%	)

Preferred shareholders	46	34	12	35.3%

Non-controlling interest	17	23	(6)	(26.1%	)

Net earnings	788	934	(146)	(15.6%	)

Adjusted net earnings	772	811	(39)	(4.8%	)

Net earnings per common share (EPS)	0.79	0.96	(0.17)	(17.7%	)

Adjusted EPS (2)	0.85	0.89	(0.04)	(4.5%	)

(1)  Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)  Adjusted EPS is a non-GAAP ratio. Refer to section 9.2, Non-GAAP ratios in this MD&A for more information on this measure.

BCE statements of cash flows – selected information

	Q1 2023	Q1 2022	$ change	% change

Cash flows from operating activities	1,247	1,716	(469)	(27.3%	)

Capital expenditures	(1,086)	(959)	(127)	(13.2%	)

Free cash flow	85	716	(631)	(88.1%	)

Q1 2023 financial highlights

BCE operating revenues grew by 3.5% in Q1 2023, compared to the same period last year, resulting from higher product revenues of 23.6% and higher service revenues of 0.9%. The growth in product revenues was driven by strong wireline and wireless product sales, primarily to large business customers, partly timing-related, as well as higher consumer wireless device sales. The growth in service revenues reflected higher wireless and Internet revenues, along with the impact from the acquisitions of Distributel in December 2022 and EBOX and other related companies in February 2022, partly offset by continued erosion in voice and satellite TV revenues, as well as reduced media revenues, as a result of the current economic uncertainty coupled with the benefit last year of a retroactive adjustment related to a contract with a Canadian TV distributor.

Net earnings and net earnings attributable to common shareholders in the first quarter of 2023 decreased by $146 million and $152 million, respectively compared to the same period last year, mainly due to higher interest expense, higher depreciation and amortization, lower adjusted EBITDA, higher severance, acquisition and other costs and higher impairment of assets, partly offset by lower income taxes and higher other income.

BCE’s adjusted EBITDA decreased by 1.8% in Q1 2023, over the same period last year, due to a decline in our Bell Media segment, partly offset by growth from our Bell CTS segment. The year-over-year decrease in adjusted EBITDA was driven by higher operating expenses, moderated by increased operating revenues. This drove a corresponding adjusted EBITDA margin of 41.9% in Q1 2023, down 2.3 pts over the same period last year, due to a higher proportion of low-margin product sales in our total revenue base, higher operating costs, including greater Bell Media and Bell CTS programming and content expenses, higher labour cost and the impact of inflationary cost pressures, along with the benefit last year of a retroactive adjustment related to a contract with a Canadian TV distributor, partly offset by service revenue flow-through.

BCE’s EPS of $0.79 in Q1 2023 decreased by $0.17 compared to the same period last year. In the first quarter of 2023, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $772 million, or $0.85 per common share, compared to $811 million, or $0.89 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2023 decreased by $469 million, compared to the same period last year, mainly due to lower cash from working capital from timing of supplier payments, higher interest paid, higher income taxes paid and lower adjusted EBITDA, partly offset by lower contributions to post-employment benefit plans.

Free cash flow in Q1 2023 decreased by $631 million, compared to the same period last year, due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, and higher capital expenditures.

4	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1.2	Key corporate and business developments

This section contains forward-looking statements, including relating to BCE’s 2023 annualized common share dividend and our ESG objectives. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Common share dividend increase

On February 1, 2023, BCE’s board of directors approved a 5.2%, or 19 cents per share, increase in the annualized common share dividend from $3.68 per share to $3.87 per share, effective with BCE’s 2023 first quarter dividend paid on April 17, 2023 to common shareholders of record on March 15, 2023. This is BCE’s 15th consecutive year of 5% or better dividend growth.

Public debt offering

On February 9, 2023, Bell Canada completed a public offering in Canada of Cdn $1.5 billion of medium term notes (MTN) debentures in two series pursuant to its MTN program. The $1.05 billion Series M-58 MTN debentures will mature on February 9, 2030 and carry an annual interest rate of 4.55%. The $450 million Series M-59 MTN debentures will mature on February 9, 2053 and carry an annual interest rate of 5.15%. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

Service improvements highlighted in CCTS report

Bell’s investments in championing the customer experience helped drive a 6% reduction in the number of customer complaints accepted by the Commission for Complaints for Telecom-television Services (CCTS) according to the federal agency’s 2022-2023 mid-year report. The report, which covers the period from August 1, 2022 to January 31, 2023, shows Bell as the only national service provider to experience a decrease in complaints during a period where complaints were up 12% year-over-year across the industry. Bell’s share of complaints decreased by 16% year-over year, and an impressive 55% since the 2017-2018 mid-year report was published. Bell continues to focus on serving customers on their terms, through improvements to our award-winning self-serve functionalities and internal tools and training that better support a whole-home service experience from our agents and digital applications.

Bell named a Top Employer for Young People, a Top Family-Friendly Employer

and a Montréal Top Employer

For the sixth consecutive year, Bell has been named one of Canada’s Top Employers for Young People (1) by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals, in recognition of our Graduate Leadership and Internship programs, which are focused on developing the next generation of diverse leaders. In addition, Bell has once again been recognized by Canada’s Top Employers as a Top Family-Friendly Employer (2) and a Montréal Top Employer (3) for the 11th consecutive year, reflecting our continued efforts to engage and invest in our people with leading career development programs, employee benefits, commitment to mental health and more.

Bell named 3rd most sustainable telecom in the world

Bell was ranked 3rd among telecom companies and 42nd overall in the Corporate Knights Global 100 2023 ranking of the most sustainable corporations in the world (4), in recognition of Bell’s commitment to ESG standards. Bell was rated highly in the sustainable investment category, driven by our investments in fleet electrification, electric vehicle charging stations, renewable energy alternatives and energy savings. We also scored high in seeking to ensure that our climate policy and engagement with policymakers align with the goals of the Paris Agreement.

(1)	Winners were evaluated and selected based on programs offered to attract and retain young employees, when compared to other employers in the same field.

(2)	Winners were evaluated and selected based on programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(3)	Winners were evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(4)

In January 2023, Corporate Knights, a sustainable-economy media and research company, ranked Bell #3 among telecom providers and #42 overall in its global 2023 ranking of the World’s 100 Most Sustainable Corporations. The ranking is based on an assessment of more than 6,000 public companies with revenue over US $1 billion. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.

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1 MD&A Overview

1.3	Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy

We have made certain assumptions concerning the Canadian economy. In particular, we have assumed:

•	Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.4% in 2023, down from 3.4% in 2022

•

Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and moderating effects of high interest rates on demand for goods and services

•	Ongoing tight labour market

•	Slow growth in household spending as the effects of high interest rates work their way through the economy

•	Slow growth in business investment due to slowing demand and high financing costs

•	Prevailing high interest rates expected to remain at or near current levels

•	Higher immigration

•	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

•	A higher level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery is limited

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions underlying expected reductions in contributions to our pension plans

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

6	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2	Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2023 compared with Q1 2022. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1	BCE consolidated income statements

	Q1 2023	Q1 2022	$ change	% change

Operating revenues

Service	5,222	5,177	45	0.9%

Product	832	673	159	23.6%

Total operating revenues	6,054	5,850	204	3.5%

Operating costs	(3,516)	(3,266)	(250)	(7.7%	)

Adjusted EBITDA	2,538	2,584	(46)	(1.8%	)

Adjusted EBITDA margin	41.9%	44.2%		(2.3) pts

Severance, acquisition and other costs	(49)	(13)	(36)	n.m.

Depreciation	(918)	(891)	(27)	(3.0%	)

Amortization	(283)	(260)	(23)	(8.8%	)

Finance costs

Interest expense	(344)	(260)	(84)	(32.3%	)

Net return on post-employment benefit plans	27	18	9	50.0%

Impairment of assets	(34)	(2)	(32)	n.m.

Other income	121	93	28	30.1%

Income taxes	(270)	(335)	65	19.4%

Net earnings	788	934	(146)	(15.6%	)

Net earnings attributable to:

Common shareholders	725	877	(152)	(17.3%	)

Preferred shareholders	46	34	12	35.3%

Non-controlling interest	17	23	(6)	(26.1%	)

Net earnings	788	934	(146)	(15.6%	)

Adjusted net earnings	772	811	(39)	(4.8%	)

EPS	0.79	0.96	(0.17)	(17.7%	)

Adjusted EPS	0.85	0.89	(0.04)	(4.5%	)

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

2.2	Customer connections

BCE net activations (losses)

	Q1 2023	Q1 2022	% change

Mobile phone net subscriber activations (losses)	26,635	32,176	(17.2%	)

Postpaid	43,289	34,230	26.5%

Prepaid	(16,654)	(2,054)	n.m.

Mobile connected devices net subscriber activations	70,742	48,877	44.7%

Retail high-speed Internet net subscriber activations	27,274	26,024	4.8%

Retail TV net subscriber losses	(13,949)	(8,361)	(66.8%	)

Internet protocol television (IPTV)	10,899	12,260	(11.1%	)

Satellite	(24,848)	(20,621)	(20.5%	)

Retail residential NAS lines net losses	(46,881)	(42,345)	(10.7%	)

Total services net activations	63,821	56,371	13.2%
n.m.: not meaningful Total BCE customer connections

	Q1 2023	Q1 2022	% change

Mobile phone subscribers (1)	9,902,492	9,491,361	4.3%

Postpaid (1)	9,039,947	8,664,275	4.3%

Prepaid	862,545	827,086	4.3%

Mobile connected devices subscribers (1)	2,509,983	2,298,671	9.2%

Retail high-speed Internet subscribers (2) (3)	4,278,497	3,954,767	8.2%

Retail TV subscribers (3)	2,737,549	2,735,674	0.1%

IPTV (3)	1,999,080	1,903,726	5.0%

Satellite	738,469	831,948	(11.2%	)

Retail residential NAS lines (3)	2,143,890	2,259,716	(5.1%	)

Total services subscribers	21,572,411	20,740,189	4.0%

(1)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

(2)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(3)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE added 63,821 net retail subscriber activations in Q1 2023, up 13.2% compared to the same period last year. The net retail subscriber activations in Q1 2023 consisted of:

•	26,635 mobile phone net subscriber activations, along with 70,742 mobile connected device net subscriber activations

•	27,274 retail high-speed Internet net subscriber activations

•	13,949 retail TV net subscriber losses comprised of 24,848 retail satellite TV net subscriber losses, partly offset by 10,899 retail IPTV net subscriber activations

•	46,881 retail residential NAS lines net losses

At March 31, 2023, BCE’s retail subscriber connections totaled 21,572,411, up 4.0% year over year, and consisted of:

•	9,902,492 mobile phone subscribers, up 4.3% year over year, and 2,509,983 mobile connected device subscribers, up 9.2% year over year

•	4,278,497 retail high-speed Internet subscribers, 8.2% higher year over year

•

2,737,549 total retail TV subscribers, up 0.1% over the same period last year, comprised of 1,999,080 retail IPTV subscribers, up 5.0% year over year, and 738,469 retail satellite TV subscribers, down 11.2% year over year

•	2,143,890 retail residential NAS lines, down 5.1% year over year

8	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.3	Operating revenues

	Q1 2023	Q1 2022	$ change	% change

Bell CTS	5,367	5,116	251	4.9%

Bell Media	780	825	(45)	(5.5%	)

Inter-segment eliminations	(93)	(91)	(2)	(2.2%	)

Total BCE operating revenues	6,054	5,850	204	3.5%

BCE

BCE operating revenues increased by 3.5% in Q1 2023, compared to the same period last year, comprised of service revenues of $5,222 million, up 0.9%, and product revenues of $832 million, up 23.6%. Higher year-over-year operating revenues were driven by growth in our Bell CTS segment, partly offset by a decline in our Bell Media segment. Bell CTS operating revenues increased by 4.9% in Q1 2023, due to higher product revenues of 23.6% and higher service revenues of 2.1%, resulting from continued growth in wireless revenues and wireline data revenues, moderated by ongoing wireline voice revenue erosion. Bell Media operating revenues declined by 5.5% year over year, reflecting lower advertising and subscriber revenues.

2.4	Operating costs

	Q1 2023	Q1 2022	$ change	% change

Bell CTS	(2,961)	(2,740)	(221)	(8.1%	)

Bell Media	(648)	(617)	(31)	(5.0%	)

Inter-segment eliminations	93	91	2	2.2%

Total BCE operating costs	(3,516)	(3,266)	(250)	(7.7%	)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 7.7% in Q1 2023, compared to Q1 2022, driven by higher expenses in both Bell CTS of 8.1% and Bell Media of 5.0%.

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2 MD&A Consolidated financial analysis

2.5	Net earnings

Net earnings in the first quarter of 2023 decreased by $146 million compared to the same period last year, mainly due to higher interest expense, higher depreciation and amortization, lower adjusted EBITDA, higher severance, acquisition and other costs and higher impairment of assets, partly offset by lower income taxes and higher other income.

2.6	Adjusted EBITDA

	Q1 2023	Q1 2022	$ change	% change

Bell CTS	2,406	2,376	30	1.3%

Bell Media	132	208	(76)	(36.5%	)

Total BCE adjusted EBITDA	2,538	2,584	(46)	(1.8%	)

BCE

BCE’s adjusted EBITDA declined by 1.8% in Q1 2023, compared to the same period last year, driven by a decrease in Bell Media of 36.5%, moderated by an increase in Bell CTS of 1.3%. The decline in BCE’s adjusted EBITDA was driven by higher operating expenses, partly offset by higher operating revenues. Adjusted EBITDA margin of 41.9% in Q1 2023 decreased by 2.3 pts over Q1 2022, due to a greater proportion of low-margin product sales in our total revenue base, higher operating costs including increased Bell Media and Bell CTS programming and content expenses, higher labour cost and the impact of inflationary cost pressures, along with the benefit last year of a retroactive adjustment related to a contract with a Canadian TV distributor, partly offset by service revenue flow-through.

2.7	Severance, acquisition and other costs

2023

Severance, acquisition and other costs of $49 million in the first quarter of 2023 included:

•	Severance costs of $29 million in Q1 2023 related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $20 million in Q1 2023

2022

Severance, acquisition and other costs of $13 million in the first quarter of 2022 included:

•	Severance costs of $18 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $5 million in Q1 2022

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2 MD&A Consolidated financial analysis

2.8	Depreciation and amortization

Depreciation

Depreciation in the first quarter of 2023 increased by $27 million, compared to the same period in 2022, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks.

Amortization

Amortization in the first quarter of 2023 increased by $23 million, compared to the same period in 2022, mainly due to a higher asset base.

2.9	Finance costs

Interest expense

Interest expense in the first quarter of 2023 increased by $84 million, compared to the same period last year, mainly due to higher average debt balances and higher interest rates.

Net return on post-employment benefit plans

Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2023, the discount rate was 5.3% compared to 3.2% on January 1, 2022.

In the first quarter of 2023, net return on post-employment benefit increased by $9 million, compared to the same period last year, as a result of a higher discount rate in 2023 and a higher net asset position.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10	Impairment of assets

Impairment charges for the three months ended March 31, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2.11	Other income

2023

Other income of $121 million in the first quarter of 2023 included gains on retirements and disposals of property, plant and equipment and intangible assets related to the sale of land as part of our real estate optimization strategy, net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans and income on operations from our equity investments.

2022

Other income of $93 million in the first quarter of 2022 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans and gains on investments which mainly related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch), partly offset by early debt redemption costs.

2.12	Income taxes

Income taxes in the first quarter of 2023 decreased by $65 million compared to the same period in 2022, mainly due to lower taxable income.

2.13	Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the first quarter of 2023 of $725 million, decreased by $152 million, compared to the same period last year, mainly due to higher interest expense, higher depreciation and amortization, lower adjusted EBITDA, higher severance, acquisition and other costs and higher impairment of assets, partly offset by lower income taxes and higher other income.

BCE’s EPS of $0.79 in Q1 2023 decreased by $0.17 compared to the same period last year.

In the first quarter of 2023, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $772 million, or $0.85 per common share, compared to $811 million, or $0.89 per common share, for the same period last year.

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3 MD&A Business segment analysis

3	Business segment analysis

3.1	Bell CTS

This section contains forward-looking statements, including relating to our anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, the proposed acquisition of FX Innovation and the benefits expected to result therefrom, and other objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Key business developments

Expansion of all-fibre Internet service

Bell announced the expansion of pure fibre Internet service to homes and businesses in the Ontario communities of Leamington, Lincoln, Essex Centre and Harrow, and in 6 more communities across rural Manitoba, as part of Bell’s capital expenditures for investment in next-generation network infrastructure. Fully funded by Bell, these broadband expansion programs will provide fast and high-capacity 100% fibre connections with Internet download and upload speeds of up to 3 gigabits per second in select areas and access to Bell services such as Fibe TV.

5G+ expansion to Manitoba

Bell announced the expansion of 5G+ service to Manitoba. Available in East St. Paul, Headingley, St. Andrews and Winnipeg, Bell 5G+ is expected to be faster and more responsive, allowing for a superior mobile experience.

Acquisition of cloud-services company FX Innovation

On May 3, 2023, Bell entered into an agreement to acquire FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $160 million and approximately $7 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. The transaction is expected to close in late Q2 2023 or early Q3 2023, subject to closing conditions, including regulatory approvals. This agreement leverages the strengths of the two companies to help businesses realize their digital transformation ambitions with integrated multi-cloud solutions. The acquisition is the latest building block towards our objective of positioning Bell as a tech services leader for our enterprise customers.

Strategic agreement with Air Canada

Bell has entered into a multi-year strategic agreement with Air Canada, which includes premier sponsorship of its in-flight Wi-Fi, free in-flight messaging for Aeroplan members and the distribution of complimentary SIM cards on board to enable newcomers and visitors arriving in Canada to activate a wireless SIM while still in the air.

Partnership with Palo Alto Networks to help businesses manage cloud security

Bell partnered with Palo Alto Networks to better support Canadian businesses managing their cloud security with the launch of two new cloud-native application protection platform (CNAPP) solutions, Cloud Security Posture Assessment (CSPA) and Cloud Security Posture Protection (CSPP). These cybersecurity solutions identify threats to enterprise data in the cloud and provide managed services to protect data across complex hybrid, multi-cloud environments. Bell is the only vendor in Canada to deliver a managed CNAPP security offering in partnership with Palo Alto Networks, powered by its Prisma Cloud.

Financial performance analysis

Q1 2023 performance highlights

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Total mobile phone subscriber growth (1)	Mobile phone postpaid net subscriber activations	Mobile phone prepaid net subscriber losses	Mobile phone postpaid churn in Q1 2023	Mobile phone blended average revenue per user (ARPU) (2) per month
+4.3%	43,289	(16,654)	0.90%	+0.9%
Q1 2023 vs. Q1 2022	Increased 26.5% vs. Q1 2022	in Q1 2023	increased 0.11 pts vs. Q1 2022	Q1 2023: $58.15
				Q1 2022: $57.61

Retail high-speed Internet subscriber growth (3) (4)	Retail high-speed Internet net subscriber activations in Q1 2023	Retail TV subscriber growth (4)
+8.2%	27,274	+0.1%
Q1 2023 vs. Q1 2022	Increased 4.8% vs. Q1 2022	Q1 2023 vs. Q1 2022

Retail IPTV net subscriber activations in Q1 2023	Retail residential NAS lines subscriber decline (4)

10,899	(5.1%)

Decreased 11.1% vs. Q1 2022	Q1 2023 vs. Q1 2022

(1)	In Q1 2023, we adjusted our mobile phone postpaid subscriber base to remove older non-revenue generating business subscribers of 73,229.

(2)

Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

(3)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(4)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

Bell CTS results

Revenues

	Q1 2023	Q1 2022	$ change	% change

Wireless	1,723	1,635	88	5.4%

Wireline data	2,001	1,953	48	2.5%

Wireline voice	726	771	(45)	(5.8%	)

Other wireline services	78	77	1	1.3%

External service revenues	4,528	4,436	92	2.1%

Inter-segment service revenues	7	7	–	–

Operating service revenues	4,535	4,443	92	2.1%

Wireless	626	563	63	11.2%

Wireline	206	110	96	87.3%

External/Operating product revenues	832	673	159	23.6%

Total external revenues	5,360	5,109	251	4.9%

Total operating revenues	5,367	5,116	251	4.9%

Bell CTS operating revenues increased by 4.9% in Q1 2023, compared to the same period last year, attributable to growth in product revenues along with service revenue growth, primarily from wireless revenues and wireline data revenues, moderated by ongoing erosion in wireline voice revenues.

Bell CTS operating service revenues increased by 2.1% in the quarter, compared to Q1 2022.

• Wireless revenues increased by 5.4% in Q1 2023, year over year, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases

•	Higher roaming revenues due to increased international travel

•	Flow-through of rate increases

These factors were partly offset by:

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

•	Impact of competitive pressures mainly on base rate plan pricing in the current and prior periods, as well as the financial impact from the ongoing shift by customers to equipment installment plans

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3 MD&A Business segment analysis

•	Wireline data revenues grew by 2.5% in Q1 2023, year over year, driven by:

•	Greater retail Internet and IPTV subscriber bases, combined with the flow-through of residential rate increases

•	The acquisitions of Distributel in December 2022 and EBOX and other related companies in February 2022

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	Ongoing decline in our satellite TV subscriber base

•	Reduced business solutions services revenues attributable to the sale of our wholly-owned subsidiary Createch in March 2022

•	Continued legacy data revenue erosion

•	Wireline voice revenues declined by 5.8% in Q1 2023, year over year, driven by:

•	Ongoing retail residential NAS line erosion, coupled with business voice declines, driven by technological substitution to wireless and Internet-based services

•	Lower sales of international wholesale long distance minutes

These factors were partly offset by:

•	The acquisitions of Distributel in December 2022 and EBOX and other related companies in February 2022

•	Flow-through of residential rate increases

Bell CTS operating product revenues grew by 23.6% in Q1 2023, over the same period last year.

•	Wireless revenues increased by 11.2% in the quarter, compared to the same period last year, due to greater sales mix of premium mobile phones and higher sales to large business customers

•

Wireline revenues grew by 87.3% in Q1 2023, compared to Q1 2022, due to strong sales to large business customers, partly timing-related, along with alleviating year-over-year impact from global supply chain challenges

Operating costs and adjusted EBITDA

	Q1 2023	Q1 2022	$ change	% change

Operating costs	(2,961)	(2,740)	(221)	(8.1%	)

Adjusted EBITDA	2,406	2,376	30	1.3%

Adjusted EBITDA margin	44.8%	46.4%		(1.6) pts

Bell CTS operating costs increased by 8.1% in the quarter, compared to Q1 2022, due to:

•	Higher cost of goods sold associated with the higher product revenues

•	Greater costs related to the acquisition of Distributel in December 2022 and EBOX and other related companies in February 2022

•	Increased year-over-year TV programming and content costs

•	Higher labour expense reflecting greater call volumes to our customer service centres

•	Inflationary cost pressures primarily impacting labour and vendor costs

These factors were partly offset by:

•	Pension savings, reflecting a lower DB benefit expense due to a higher year-over-year discount rate

• Lower costs resulting from the sale of Createch in March 2022

Bell CTS adjusted EBITDA increased by 1.3% in Q1 2023, compared to the same period last year, resulting from higher operating revenues, moderated by increased operating costs. Adjusted EBITDA margin of 44.8% in Q1 2023 decreased by 1.6 pts over Q1 2022, due to a higher proportion of low-margin product sales in our total revenue base coupled with higher operating costs, partly offset by service revenue flow-through.

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Bell CTS operating metrics

Wireless

	Q1 2023	Q1 2022	Change	% change

Mobile phones

Blended ARPU ($/month)	58.15	57.61	0.54	0.9%

Gross subscriber activations	405,535	349,908	55,627	15.9%

Postpaid	272,609	230,713	41,896	18.2%

Prepaid	132,926	119,195	13,731	11.5%

Net subscriber activations (losses)	26,635	32,176	(5,541)	(17.2%	)

Postpaid	43,289	34,230	9,059	26.5%

Prepaid	(16,654)	(2,054)	(14,600)	n.m.

Blended churn % (average per month)	1.29%	1.12%		(0.17) pts

Postpaid	0.90%	0.79%		(0.11) pts

Prepaid	5.28%	4.61%		(0.67) pts

Subscribers (1)	9,902,492	9,491,361	411,131	4.3%

Postpaid (1)	9,039,947	8,664,275	375,672	4.3%

Prepaid	862,545	827,086	35,459	4.3%

Mobile connected devices

Net subscriber activations	70,742	48,877	21,865	44.7%

Subscribers (1)	2,509,983	2,298,671	211,312	9.2%

n.m.: not meaningful

(1)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

Mobile phone blended ARPU of $58.15 in Q1 2023 increased by 0.9%, compared to the same period last year, reflecting our continued focus on high-quality subscriber growth. The year-over-year increase was driven by:

•	Higher roaming revenues due to increased international travel

•	Flow-through of rate increases

These factors were partly offset by:

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

•	Impact of competitive pressures mainly on base rate plan pricing in the current and prior periods, as well as the financial impact from the ongoing shift by customers to equipment installment plan

Mobile phone gross subscriber activations grew by 15.9% in Q1 2023, compared to the same period last year, due to both higher postpaid and prepaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 18.2% in Q1 2023, compared to the same period last year, driven by higher retail store traffic, increased immigration, continued 5G momentum, higher business customer demand and successful bundled service offerings

•

Mobile phone prepaid gross subscriber activations increased by 11.5% in Q1 2023, compared to the same period last year, due to an increase in market activity driven by increased immigration and travel to Canada

Mobile phone net subscriber activations decreased by 17.2% in Q1 2023, compared to Q1 2022, due to higher prepaid net subscriber losses, partly offset by higher postpaid net subscriber activations.

•

Mobile phone postpaid net subscriber activations increased by 26.5% in Q1 2023, compared to the same period last year, driven by higher gross activations, partly offset by higher subscriber deactivations

•	Mobile phone prepaid net subscriber losses increased by 14,600 in Q1 2023, compared to the same period last year, due to greater subscriber deactivations, partly offset by higher gross activations

Mobile phone blended churn of 1.29% in Q1 2023 increased by 0.17 pts, compared to the same period in 2022.

•	Mobile phone postpaid churn of 0.90% in this quarter increased by 0.11 pts, compared to the same period last year, driven by increased promotional pricing in the market and higher market activity

•

Mobile phone prepaid churn of 5.28% in Q1 2023 increased by 0.67 pts, compared to the same period last year, due to greater market activity and more attractive promotional offers in the market on postpaid discount brands

Mobile phone subscribers at March 31, 2023 totaled 9,902,492, an increase of 4.3%, from 9,491,361 subscribers reported at the end of Q1 2022. This consisted of 9,039,947 postpaid subscribers, an increase of 4.3% from 8,664,275 subscribers at the end of Q1 2022, and 862,545 prepaid subscribers, an increase of 4.3% from 827,086 subscribers at the end of Q1 2022. In Q1 2023, we adjusted our mobile phone postpaid subscriber base to remove older non-revenue generating business subscribers of 73,229.

Mobile connected device net subscriber activations increased by 44.7% in Q1 2023, compared to the same period last year, due to lower net losses from data devices, primarily due to fewer deactivations, and higher connected car subscriptions, partly offset by lower business Internet of Things (IoT) net activations, mainly from higher deactivations.

Mobile connected device subscribers at March 31, 2023 totaled 2,509,983, an increase of 9.2% from 2,298,671 subscribers reported at the end of Q1 2022. In Q1 2023, we adjusted our mobile connected device subscriber base to remove older non-revenue generating business subscribers of 12,577.

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3 MD&A Business segment analysis

Wireline data

Retail high-speed Internet

	Q1 2023	Q1 2022	Change	% change

Retail net subscriber activations	27,274	26,024	1,250	4.8%

Retail subscribers (1) (2)	4,278,497	3,954,767	323,730	8.2%

(1)  In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(2)  In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet subscriber base increased by 128,065.

Retail high-speed Internet net subscriber activations increased by 4.8% in Q1 2023, compared to Q1 2022, driven by higher gross activations from the ongoing growth in our Fibre-to-the-premise (FTTP) footprint, along with the contribution from Distributel and EBOX acquisitions and successful bundled services offerings, partly offset by increased year-over-year deactivations as a result of greater competitive intensity and lower deactivations last year due to the impact of the COVID-19 pandemic, as well as increased deactivations in our copper service areas.

Retail high-speed Internet subscribers totaled 4,278,497 at March 31, 2023, up 8.2% from 3,954,767 subscribers reported at the end of Q1 2022. In Q1 2023, our retail high-speed Internet subscriber base was decreased by 7,347 subscribers, subsequent to a review of customer account records.

Retail TV

	Q1 2023	Q1 2022	Change	% change

Retail net subscriber losses	(13,949)	(8,361)	(5,588)	(66.8%	)

IPTV	10,899	12,260	(1,361)	(11.1%	)

Satellite	(24,848)	(20,621)	(4,227)	(20.5%	)

Total retail subscribers (1)	2,737,549	2,735,674	1,875	0.1%

IPTV (1)	1,999,080	1,903,726	95,354	5.0%

Satellite	738,469	831,948	(93,479)	(11.2%	)

(1)  In Q4 2022, as a result of the acquisition of Distributel, our retail IPTV base increased by 2,315 subscribers.

Retail IPTV net subscriber activations declined by 11.1% in Q1 2023, compared to the same period last year, due to greater competitive intensity, an increased number of customers coming off of promotional offers, and greater substitution with OTT services, partly offset by higher activations from greater Internet pull-through.

Retail satellite TV net subscriber losses increased by 20.5% in Q1 2023, compared to Q1 2022, driven by aggressive offers from cable competitors, particularly in rural areas.

Total retail TV net subscriber losses (IPTV and satellite TV combined) increased by 66.8% in the quarter, compared to Q1 2022, resulting from higher satellite TV net losses and lower IPTV net activations.

Retail IPTV subscribers at March 31, 2023 totaled 1,999,080, up 5.0% from 1,903,726 subscribers reported at the end of Q1 2022.

Retail satellite TV subscribers at March 31, 2023 totaled 738,469, down 11.2% from 831,948 subscribers at the end of Q1 2022.

Total retail TV subscribers (IPTV and satellite TV combined) at March 31, 2023 were 2,737,549 representing a 0.1% increase from 2,735,674 subscribers at the end of Q1 2022.

Wireline voice

	Q1 2023	Q1 2022	Change	% change

Retail residential NAS lines net losses	(46,881)	(42,345)	(4,536)	(10.7%	)

Retail residential NAS lines (1)	2,143,890	2,259,716	(115,826)	(5.1%	)

(1)	In Q4 2022, as a result of the acquisition of Distributel, our retail residential NAS lines subscriber base increased by 64,498 subscribers.

Retail residential NAS lines net losses grew by 10.7% in Q1 2023, compared to the same period last year, reflecting lower deactivations in Q1 2022 due to the COVID-19 pandemic, along with the unfavourable impact of the ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS lines at March 31, 2023 of 2,143,890 declined by 5.1% from 2,259,716 lines reported at the end of Q1 2022. This represented an improvement over the 7.1% rate of erosion experienced in Q1 2022, mainly from the impact of the acquisition of Distributel in Q4 2022.

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Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Increased competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Increasing customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

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3.2	Bell Media

Key business developments

TSN acquires media rights to PGA Tour live and launches TSN+ streaming product

TSN acquired exclusive media rights to PGA Tour Live, featuring more than 4,300 hours of live coverage from PGA Tour events throughout the season. The acquisition of PGA Tour Live supported the launch of TSN+, a new DTC streaming product available on TSN.ca and the TSN app. TSN+ provides Canadians access to marquee live games and events that are incremental to the sports content delivered across TSN’s platforms. In addition, TSN+ lets fans go deeper into the sports they love from Canada’s sports leader (1), featuring live streaming-only coverage from a multitude of marquee sports properties, including Grand Slam Tennis, National Basketball Association (NBA), Formula 1 (F1) and NASCAR. The TSN+ programming lineup also features access to the TSN+ Doc Collection, an on-demand library of more than 200 titles including UNINTERRUPTED Canada features, HBO documentaries, ESPN Films, and more.

Financial performance analysis

Q1 2023 performance highlights

Bell Media results

Revenues

	Q1 2023	Q1 2022	$ change	% change

External revenues	694	741	(47)	(6.3%)

Inter-segment revenues	86	84	2	2.4%

Bell Media operating revenues	780	825	(45)	(5.5%)

Bell Media operating revenues decreased by 5.5% in Q1 2023, compared to the same period last year, due to lower advertising and subscriber revenues, despite digital revenues (2) growth of 2% in Q1 2023.

• Advertising revenues declined by 4.7% in Q1 2023, compared to the same period last year, due to reduced conventional TV, specialty TV and radio advertising revenues driven by lower demand from advertisers as a result of the current economic uncertainty, partly offset by higher year-over-year out-of-home (OOH) advertising revenues due to the ongoing recovery from the effects of the COVID-19 pandemic

• Subscriber revenues decreased by 4.1% in Q1 2023, compared to Q1 2022, attributable to the benefit last year from a retroactive adjustment related to a contract with a Canadian TV distributor, partly offset by the continued growth in Crave and sports streaming DTC subscribers

Operating costs and adjusted EBITDA

	Q1 2023	Q1 2022	$ change	% change

Operating costs	(648)	(617)	(31)	(5.0%)

Adjusted EBITDA	132	208	(76)	(36.5%)

Adjusted EBITDA margin	16.9%	25.2%		(8.3) pts

Bell Media operating costs increased by 5.0% in Q1 2023, compared to the same period last year, driven by higher sports broadcasting rights and entertainment programming costs, reflecting the return to regular sports broadcast schedules and contractual increases to content costs.

Bell Media adjusted EBITDA decreased by 36.5% in the quarter, compared to the same period last year, due to the decline in operating revenues and increase in operating costs.

(1)

Based on the depth and breadth of broadcasted sporting events, and TSN’s reach, according to the data provided by Numeris (a data company providing audience data and insights capturing media behaviours for the Canadian media industry), and TSN being the consumer preferred brand for live sports and sports news.

(2)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and Video on Demand services.

18	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

•	Continued escalation of media content costs to secure quality programming

•	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly-rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

19

4 MD&A Financial and capital management

4	Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1	Net debt (1)

	March 31, 2023	December 31, 2022	$ change	% change

Long-term debt	27,456	27,783	(327)	(1.2%	)

Debt due within one year	6,347	4,137	2,210	53.4%

50% of preferred shares (2)	1,914	1,935	(21)	(1.1%	)

Cash	(651)	(99)	(552)	n.m.

Cash equivalents	(90)	(50)	(40)	(80.0%	)

Net debt	34,976	33,706	1,270	3.8%

n.m. : not meaningful

(1)	Net debt is a non-GAAP financial measure. See section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)

50% of outstanding preferred shares of $3,827 million and $3,870 million at March 31, 2023 and December 31, 2022, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,210 million in debt due within one year and the decrease of $327 million in long-term debt were due to:

•	the issuance by Bell Canada of Series M-58 MTN debentures, with a total principal amount of $1,050 million

•	the issuance by Bell Canada of Series M-59 MTN Debentures, with a total principal amount of $450 million

•	an increase in our securitized receivables of $500 million

Partly offset by:

•	a decrease in notes payable (net of repayments) of $83 million

•	a net decrease of $34 million due to lower lease liabilities and other debt

The increase in cash and cash equivalents of $552 million and $40 million, respectively, was mainly due to:

•	$1,247 million of cash flows from operating activities

•	$1,504 million of issuance of long-term debt

•	$500 million increase in securitized receivables

Partly offset by:

•	$1,086 million of capital expenditures

•	$839 million of dividends paid on BCE common shares

•	$299 million repayment of long-term debt

•	$149 million repurchase of a financial liability

•	$93 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$83 million decrease in notes payable (net of repayments)

•	$55 million of dividends paid on preferred shares

4.2	Outstanding share data

Common shares outstanding	Number of shares

Outstanding, January 1, 2023	911,982,866

Shares issued under employee stock option plan	176,243

Outstanding, March 31, 2023	912,159,109

Stock options outstanding	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2023	7,802,108	61

Exercised (1)	(176,243)	58

Forfeited or expired	(11,408)	63

Outstanding and exercisable, March 31, 2023	7,614,457	61

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2023 was $61.

20	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.3	Cash flows

	Q1 2023	Q1 2022	$ change	% change

Cash flows from operating activities	1,247	1,716	(469)	(27.3%	)

Capital expenditures	(1,086)	(959)	(127)	(13.2%	)

Cash dividends paid on preferred shares	(55)	(33)	(22)	(66.7%	)

Cash dividends paid by subsidiaries to non-controlling interest	(21)	(11)	(10)	(90.9%	)

Acquisition and other costs paid	–	3	(3)	(100.0%	)

Free cash flow	85	716	(631)	(88.1%	)

Business acquisitions	(25)	(139)	114	82.0%

Business dispositions	–	52	(52)	n.m.

Acquisition and other costs paid	–	(3)	3	n.m.

Other investing activities	20	(10)	30	n.m.

(Decrease) increase in notes payable	(83)	469	(552)	n.m.

Increase in securitized receivables	500	–	500	n.m.

Issue of long-term debt	1,504	945	559	59.2%

Repayment of long-term debt	(299)	(1,258)	959	76.2%

Repurchase of a financial liability	(149)	–	(149)	n.m.

Other investing activities	20	(10)	30	n.m.

Issue of common shares	10	161	(151)	(93.8%	)

Purchase of shares for settlement of share-based payments	(93)	(106)	13	12.3%

Repurchase of preferred shares	(31)	(115)	84	73.0%

Cash dividends paid on common shares	(839)	(795)	(44)	(5.5%	)

Other financing activities	(8)	(28)	20	71.4%

Net increase (decrease) in cash	552	(111)	663	n.m.

Net increase in cash equivalents	40	–	40	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the first quarter of 2023 decreased by $469 million, compared to the same period last year, mainly due to lower cash from working capital from timing of supplier payments, higher interest paid, higher income taxes paid and lower adjusted EBITDA, partly offset by lower contributions to post-employment benefit plans.

Free cash flow in the first quarter of 2023 decreased by $631 million, compared to the same period last year, due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, and higher capital expenditures.

Capital expenditures

	Q1 2023	Q1 2022	$ change	% change

Bell CTS	1,052	936	(116)	(12.4%	)

Capital intensity (1)	19.6%	18.3%		(1.3) pts

Bell Media	34	23	(11)	(47.8%	)

Capital intensity	4.4%	2.8%		(1.6) pts

BCE	1,086	959	(127)	(13.2%	)

Capital intensity	17.9%	16.4%		(1.5) pts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE capital expenditures of $1,086 million in Q1 2023 increased by 13.2% or $127 million, compared to the same period last year, resulting in a capital intensity ratio of 17.9%, up 1.5 pts over Q1 2022. The year-over-year increase reflected:

•

Higher capital expenditures in Bell CTS of $116 million in Q1 2023, compared to Q1 2022, due to the continued deployment of our FTTP network and higher investments to support subscriber growth, partly offset by slower pace of spending on the deployment of our mobile 5G network

•	Higher capital spending at Bell Media of $11 million in Q1 2023, compared to the same period last year, mainly due to studio expansions

21

4 MD&A Financial and capital management

Business acquisitions

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario for cash consideration of $153 million ($139 million net of cash acquired).

Business dispositions

On March 1, 2022, we completed the sale of our wholly-owned subsidiary, Createch, for cash proceeds of $53 million.

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios which were under construction, which are included in our Bell Media segment. As at March 31, 2023, construction of the production studios was substantially completed. As a result, we have presented the assets and liabilities of the production studios as held for sale in our statement of financial position at March 31, 2023. The results of operations of the assets held for sale did not have a significant impact on our revenue or net earnings for the three months ended March 31, 2023 and 2022. On May 3, 2023, we completed the sale of the production studios and received net cash proceeds of $210 million.

Debt instruments

2023

In the first quarter of 2023, we issued debt, net of repayments. This included:

•

$1,504 million issuance of long-term debt comprised of the issuance of Series M-58 MTN debentures with a total principal amount of $1,050 million, series M-59 MTN Debentures with a total principal amount of $450 million and the issuance of other debt of $8 million, partly offset by $4 million of discounts on our debt issuances

•	$500 million increase in securitized receivables

Partly offset by:

•	$299 million repayment of long-term debt comprised of net payments of leases and other debt

• $83 million repayment (net of issuances) of notes payable

2022

In the first quarter of 2022, we issued debt, net of repayments. This included:

•

$945 million issuance of long-term debt comprised of the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by a $9 million discount on our debt issuance

•	$469 million issuance (net of repayments) of notes payable

Partly offset by:

•

$1,258 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $258 million

Consolidation of MLSE ownership under BCE (Repurchase of a financial liability)

In January 2023, BCE repurchased the 9% interest held by the BCE Master Trust Fund (Master Trust Fund), a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a cash consideration of $149 million, as a result of BCE’s obligation to repurchase the Master Trust Fund’s interest in MLSE at that price.

Issuance of common shares

The issuance of common shares in the first quarter in 2023 decreased by $151 million compared to the same period in 2022, due to a lower number of exercised stock options.

Repurchase of preferred shares

2023

In Q1 2023, BCE repurchased and canceled 1,712,000 First Preferred Shares for a total cost of $31 million.

2022

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO for a total cost of $115 million.

Cash dividends paid on common shares

In the first quarter of 2023, cash dividends paid on common shares increased by $44 million compared to Q1 2022, due to a higher dividend paid in Q1 2023 of $0.92 per common share compared to $0.8750 per common share in Q1 2022.

22	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.4	Post-employment benefit plans

For the three months ended March 31, 2023, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $174 million, due to a decrease in the discount rate to 5.0% at March 31, 2023, compared to 5.3% at December 31, 2022, partly offset by a higher-than-expected return on plan assets of 3.3% and a decrease in the effect of the asset limit.

For the three months ended March 31, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $879 million, due to a higher actual discount rate of 4.3% at March 31, 2022, compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

4.5	Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			March 31, 2023		December 31, 2022

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	26,547	25,103	25,061	23,026

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)	(1)	Non-observable market inputs (level 3) (2)

March 31, 2023

Publicly-traded and privately-held investments (3)	Other non-current assets	220	9	–		211

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	156	–	156		–

Other	Other non-current assets and liabilities	118	–	194		(76)

December 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	–		206

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	108	–	184		(76)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represented BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

23

4 MD&A Financial and capital management

Market risk

Currency exposure

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $7 million (loss of $36 million) recognized in net earnings at March 31, 2023 and a gain of $128 million (loss of $116 million) recognized in Other comprehensive (loss) income at March 31, 2023, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $3 million recognized in Other comprehensive (loss) income at March 31, 2023, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2023.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item

Cash flow (1)	USD	1,543	CAD	2,110	2023	Loans

Cash flow	USD	564	CAD	768	2023	Commercial paper

Cash flow	USD	610	CAD	758	2023	Anticipated purchases

Cash flow	PHP	1,829	CAD	42	2023	Anticipated purchases

Cash flow	USD	824	CAD	1,046	2024	Anticipated purchases

Economic	USD	117	CAD	147	2023	Anticipated purchases

Economic – call options	CAD	168	USD	117	2023	Anticipated purchases

Economic – put options	USD	117	CAD	147	2023	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	336	CAD	432	2024	Anticipated purchases

Economic – options (2)	USD	120	CAD	153	2024	Anticipated purchases

Economic – call options	USD	540	CAD	694	2025	Anticipated purchases

Economic – put options	USD	360	CAD	461	2025	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program.

(2)	Foreign currency options with a leverage provision and a profit cap limitation.

Interest rate exposures

In Q1 2023, we sold interest rate swaptions with a notional amount of $250 million maturing in Q2 2023, for $2 million, to hedge economically the fair value of our Series M-53 MTN debentures. In Q1 2023, we also sold interest rate swaptions with a notional amount of $425 million maturing in Q2 2023, for $2 million, to hedge economically the floating interest rate exposure relating to our Series M-53 MTN debentures. The fair value of these interest rate swaptions at March 31, 2023 is a liability of $1 million recognized in Trade payables and other liabilities in the statements of financial position. A gain of $3 million for the three months ended March 31, 2023, relating to these interest rate swaptions is recognized in Other income in the income statements.

In 2022, we entered into interest rate swaps with a notional amount of $500 million maturing in 2027 to hedge the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaps at March 31, 2023 is a liability of $6 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at March 31, 2023 and December 31, 2022 was a liability of $20 million and $33 million, respectively, recognized in Trade payables and other liabilities in the statements of financial position. A gain of $13 million for the three months ended March 31, 2023 relating to these basis rate swaps is recognized in Other income in the income statements.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at March 31, 2023 and December 31, 2022 was a liability of $1 million, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

A 1% increase (decrease) in interest rates would result in a loss of $34 million (gain of $19 million) recognized in net earnings at March 31, 2023, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain of $9 million (loss of $10 million) recognized in net earnings at March 31, 2023, with all other variables held constant.

Equity price exposures

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2023 and December 31, 2022 was a net liability of $32 million and a net liability of $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A gain of $18 million for the three months ended March 31, 2023 relating to these equity forward contracts is recognized in Other income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $33 million recognized in net earnings at March 31, 2023, with all other variables held constant.

24	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.6	Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2022 Annual MD&A.

4.7	Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Available liquidity

Total available liquidity (1) at March 31, 2023 was $3.7 billion, comprised of $651 million in cash, $90 million in cash equivalents, $200 million available under our securitized receivables program and $2.74 billion available under our $3.5 billion committed revolving and expansion credit facilities (given $760 million of commercial paper outstanding).

We expect that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

Commitments (Off-balance sheet)

Subsequent to quarter end, our commitments for property, plant and equipment and intangible assets increased by $806 million, which are payable $13 million in 2023, $54 million in 2024, $84 million in 2025, $87 million in 2026, $67 million in 2027 and $501 million thereafter.

(1)	Available liquidity is a non-GAAP financial measure. Refer to section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.

25

5 MD&A Quarterly financial information

5	Quarterly financial information

BCE’s Q1 2023 Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on May 3, 2023.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2023	2022				2021

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues

Service	5,222	5,353	5,193	5,233	5,177	5,243	5,099	5,040

Product	832	1,086	831	628	673	966	737	658

Total operating revenues	6,054	6,439	6,024	5,861	5,850	6,209	5,836	5,698

Adjusted EBITDA	2,538	2,437	2,588	2,590	2,584	2,430	2,558	2,476

Severance, acquisition and other costs	(49)	(19)	(22)	(40)	(13)	(63)	(50)	(7)

Depreciation	(918)	(922)	(914)	(933)	(891)	(925)	(902)	(905)

Amortization	(283)	(270)	(267)	(266)	(260)	(251)	(245)	(248)

Net earnings	788	567	771	654	934	658	813	734

Net earnings attributable to common shareholders	725	528	715	596	877	625	757	685

EPS – basic and diluted	0.79	0.58	0.78	0.66	0.96	0.69	0.83	0.76

Weighted average number of common shares outstanding – basic (millions)	912.1	912.0	911.9	911.9	910.1	908.8	906.9	905.0

26	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

6	Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2022 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment.

Telecommunications Act

Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the Canadian Radio-television and Telecommunications Commission (CRTC) mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Québec. On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. On March 8, 2023, the CRTC concluded in Telecom Decision CRTC 2023-53 (discussed in more detail under Review of network configuration for disaggregated wholesale access below) that there is no effective way to reconfigure disaggregated wholesale high-speed access services to make the services more viable. The CRTC maintained the rates from 2017 on an interim basis and included the finalization of the disaggregated rates within its broad review of the wholesale high-speed access service framework (Telecom Notice of Consultation CRTC 2023-56 (TNC 2023-56), discussed under Review of the wholesale high-speed access service framework below) launched the same day. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

CNOC’S application on retail FTTP broadband services

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to Internet service providers (ISPs), at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services.

On March 8, 2023, the CRTC denied CNOC’s application. However, the CRTC noted that developments in both the marketplace and the regulatory environment warranted the launch of a broad review of the wholesale high-speed access service framework, which it launched the same day in TNC 2023-56, as discussed under Review of the wholesale high-speed access service framework below.

Review of network configuration for disaggregated wholesale access

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aimed to adopt a model applicable to wholesale providers across the country. It may also have resulted in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under Mandated disaggregated wholesale access to FTTP networks above. The launch of this new consultation suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice.

On March 8 2023, the CRTC concluded in Telecom Decision 2023-53 that there is no effective way to reconfigure disaggregated wholesale high-speed access services to make the services more viable. The CRTC concluded that it will not introduce disaggregated wholesale high-speed access services in Ontario and Québec with a reduced level of disaggregation and that disaggregated services will not be implemented outside those provinces in the foreseeable future. Disaggregated wholesale high-speed access services in Ontario and Québec will continue to be provided, at this time, pursuant to the existing interim rates, terms, and conditions. The CRTC will consider the future role, if any, as well as rates and conditions of disaggregated services as part of its broad review of the wholesale high-speed access service framework under TNC 2023-56, discussed under Review of the wholesale high-speed access service framework below, which it launched the same day.

Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, improve the business position of resellers of high-speed access services and adversely impact our financial results.

Review of the wholesale high-speed access service framework

On March 8, 2023, the CRTC launched a consultation, TNC 2023-56, to review the wholesale high-speed access framework.

With respect to aggregated high-speed access services, the CRTC expressed the preliminary views that i) the provision of aggregated wholesale high-speed access services should be mandated, including over FTTP facilities and ii) aggregated access to FTTP facilities should be mandated on a temporary and expedited basis, until the CRTC reaches a decision as to whether such access is to be provided indefinitely. The CRTC also made all aggregated wholesale high-speed access rates interim, and ordered an immediate 10% interim reduction of traffic-sensitive components of these rates.

The review is also notably seeking comments on i) the future of disaggregated high-speed access services, including with respect to the finalization of their rates, interim since 2017, ii) the state of competition in the retail Internet service market, iii) whether other changes are required to support wholesale-based competition across all regions of the country, particularly areas that do not currently have significant wholesale-based competition, iv) whether wholesale regulation should continue to be relied upon to address concerns regarding market concentration and the potential exercise of market power and v) whether the CRTC should consider any type of retail regulation.

Changes to the wholesale high-speed access regime that facilitate reseller access to incumbent networks, especially to FTTP access facilities, could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, improve the business position of resellers of high-speed access services and adversely impact our financial results.

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6 MD&A Regulatory environment

Broadcasting Act

Bill C-11, an Act to Amend the Broadcasting Act

On April 27, 2023, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, received royal assent. Key among the amendments in Bill C-11 is the immediate elimination of CRTC Part II Licence Fees whereby the broadcasting industry paid an annual tax of approximately $125 million per year. In addition, foreign online broadcasting undertakings doing business in Canada will be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contributions will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. The timing and outcome of the CRTC’s consultation processes is unknown. Therefore, the impact that this legislative change could have on our business and financial results is unclear at this time.

28	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

7 MD&A Competitive environment

7	Competitive environment

The following is an update to our competitive environment described in the BCE 2022 Annual MD&A under section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends in section 5, Business segment analysis.

Rogers, Shaw and Vidéotron transactions

On April 3, 2023, following receipt of regulatory approvals, Rogers Communications Inc. (Rogers) completed its previously announced merger with Shaw Communications Inc. (Shaw), and Vidéotron Ltd. (Vidéotron), a wholly-owned subsidiary of Québécor Inc. (Québécor), completed its acquisition of Freedom Mobile, previously owned by Shaw. As part of the regulatory approval process, Rogers and Québécor provided undertakings to the Minister of Innovation, Science and Economic Development Canada (ISED) to implement a number of commitments, including relating to investments in network, services and technology, and on pricing of certain wireless services. Notably, Québécor committed to expand into the Eastern and Southern Ontario, Alberta and British Columbia markets at prices similar to its current offerings in Québec and into Manitoba within three years, and to maintain the prices of the plans held by existing Freedom Mobile customers for a period of five years. Rogers’ commitments include investment targets aimed at expanding 5G coverage in Western Canada and to maintain the same terms and conditions offered to Shaw Mobile customers for a period of five years.

The combination of Rogers with Shaw creates a Canadian competitor with larger scale, and the acquisition of Freedom Mobile by Vidéotron also increases its scale and is likely to change competitive dynamics in several provinces, which could have adverse implications in particular for our Bell CTS segment.

The Canadian market has had four large facilities-based national service providers for many years, and Bell has performed well in this competitive environment, benefiting from our network quality, branding and distribution. In addition, given Bell’s market share in British Columbia and Alberta is smaller than other large facilities-based national wireless service providers, we have a relatively lower exposure to competitive activity in Western Canada, which is expected to reflect an increased focus on bundling of wireless with wireline services. Our fibre and 5G network buildouts are well advanced, with over 80% of our planned high-speed broadband Internet program completed and 5G deployed to 83% of the population.

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8 MD&A Accounting policies

8	Accounting policies

BCE’s Q1 2023 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 3, 2023. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2022, except as noted below. BCE’s Q1 2023 Financial Statements do not include all of the notes required in the annual financial statements.

Future changes to accounting standards

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023 and any changes will be reflected in our financial statements for the year ended December 31, 2023.

30	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9	Non-GAAP financial measures, other financial
measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

9.1	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q1 2023	Q1 2022

Net earnings attributable to common shareholders	725	877

Reconciling items:

Severance, acquisition and other costs	49	13

Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(18)	(75)

Net gains on investments	–	(37)

Early debt redemption costs	–	18

Impairment of assets	34	2

Income taxes for the above reconciling items	(18)	13

Adjusted net earnings	772	811

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 9.4, Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q1 2023	Q1 2022

Net interest expense (three months ended March 31, 2023 and 2022, respectively)	330	258

Net interest expense (year ended December 31, 2022 and 2021, respectively)	1,124	1,063

Net interest expense (three months ended March 31, 2022 and 2021, respectively)	(258)	(263)

12-month trailing net interest expense (ended March 31, 2023 and 2022, respectively)	1,196	1,058

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2023 and 2022, respectively)	23	17

50% of net earnings attributable to preferred shareholders (year ended December 31, 2022 and 2021, respectively)	76	66

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2022 and 2021, respectively)	(17)	(16)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended March 31, 2023 and 2022, respectively)	82	67

Adjusted net interest expense for the twelve months ended March 31, 2023 and 2022, respectively	1,278	1,125

Available liquidity

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	March 31, 2023	December 31, 2022

Cash	651	99

Cash equivalents	90	50

Amounts available under our securitized receivables program (1)	200	700

Amounts available under our committed bank credit facilities (2)	2,740	2,651

Available liquidity	3,681	3,500

(1)

At March 31, 2023 and December 31, 2022, respectively, $200 million and $700 million was available under our securitized receivables program, under which we borrowed $1,535 million in U.S. dollars ($2,077 million in Canadian dollars) and $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) as at March 31, 2023 and December 31, 2022, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At March 31, 2023 and December 31, 2022, respectively, $2,740 million and $2,651 million were available under our committed bank credit facilities, given outstanding commercial paper of $561 million in U.S. dollars ($760 million in Canadian dollars) and $627 million in U.S. dollars ($849 million in Canadian dollars) as at March 31, 2023 and December 31, 2022, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

32	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Free cash flow and excess free cash flow

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q1 2023	Q1 2022

Cash flows from operating activities	1,247	1,716

Capital expenditures	(1,086)	(959)

Cash dividends paid on preferred shares	(55)	(33)

Cash dividends paid by subsidiaries to NCI	(21)	(11)

Acquisition and other costs paid	–	3

Free cash flow	85	716

Dividends paid on common shares	(839)	(795)

Excess free cash flow	(754)	(79)

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	March 31, 2023	December 31, 2022

Long-term debt	27,456	27,783

Debt due within one year	6,347	4,137

50% of preferred shares	1,914	1,935

Cash	(651)	(99)

Cash equivalents	(90)	(50)

Net debt	34,976	33,706

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9.2	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 9.1, Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Dividend payout ratio

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 9.1, Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

9.3	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Net earnings	788	567	771	654	934

Severance, acquisition and other costs	49	19	22	40	13

Depreciation	918	922	914	933	891

Amortization	283	270	267	266	260

Finance costs

Interest expense	344	319	298	269	260

Net return on post-employment benefit plans	(27)	(13)	(13)	(7)	(18)

Impairment of assets	34	150	21	106	2

Other (income) expense	(121)	(19)	130	97	(93)

Income taxes	270	222	178	232	335

Adjusted EBITDA	2,538	2,437	2,588	2,590	2,584

34	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

	Q4 2021	Q3 2021	Q2 2021

Net earnings	658	813	734

Severance, acquisition and other costs	63	50	7

Depreciation	925	902	905

Amortization	251	245	248

Finance costs

Interest expense	275	272	268

Net interest on post-employment benefit plans	5	5	5

Impairment of assets	30	–	164

Other income	(26)	(35)	(91)

Income taxes	249	306	236

Adjusted EBITDA	2,430	2,558	2,476

9.4	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 9.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 9.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

9.5	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9.6	KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

36	BCE INC. 2023 FIRST QUARTER SHAREHOLDER REPORT

10 MD&A Controls and procedures

10	Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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